Quesadilla Gorilla, Inc.

Profit and Loss
January - December 2020

	TOTAL
Income	
Sales	
Food	1,628,871.77
Total Sales	**1,628,871.77**
Total Income	**$1,628,871.77**
Cost of Goods Sold	
Cash Over/Short	176.00
Cost of Goods Sold	
Beer Cost	3,546.74
Food Cost	409,037.48
Wages	659,944.22
Tips Paid	94,846.83
Total Wages	**754,791.05**
Total Cost of Goods Sold	**1,167,375.27**
Total Cost of Goods Sold	**$1,167,551.27**
GROSS PROFIT	**$461,320.50**
Expenses	
Advertising	11,673.63
Ask My Accountant	0.00
Auto Fuel	10,371.21
Bank Charges	956.15
Interest Expense	8,073.20
Late Charge	508.33
Penalties	459.59
Total Bank Charges	**9,997.27**
Catering Expense	
Propane	2,394.41
Total Catering Expense	**2,394.41**
Cell Phone	1,242.98
Contractor and Professional Fees	2,761.00
Donations	1,102.83
Employee Benefit Expense	
Employee Appreciation	2,694.05
Health Insurance	17,350.52
Meals and Entertainment	-47.14
Mileage Reimbursements	86.62
Travel Expense	573.54
Uniform	81.74
Total Employee Benefit Expense	**20,739.33**

	TOTAL
Equipment Rental	32,120.48
Facility Expense	
Rent or Lease	48,998.50
Storage Unit Rent	2,840.00
Utilities	1,759.73
Electric	31,643.23
Natural Gas	542.10
Telecommunications Expense	7,627.69
Water	1,825.59
Total Utilities	**43,398.34**
Total Facility Expense	**95,236.84**
Insurance Expense	27,048.33
Workers Compensation Insurance	19,782.97
Total Insurance Expense	**46,831.30**
Legal & Professional Fees	6,970.00
Accounting Fees	2,000.00
Payroll Service	6,280.82
Total Legal & Professional Fees	**15,250.82**
Licenses & Permits	13,740.08
Merchandise Expense	9,560.24
Merchant Service Fees	120,960.37
Catering Event Fee	3,542.86
Grubhub Fees	16,575.46
Square Fees	8,440.91
Toast Fees	4,861.10
Total Merchant Service Fees	**154,380.70**
napa rent (deleted)	529.54
Office Supplies	18,251.88
Marketing and Promotions	4,101.24
Online Shipping Expense	47.94
Team Software	49.99
Total Office Supplies	**22,451.05**
Payroll Taxes DELETE	73,165.96
Phone/Wifi (deleted)	651.39
Repair & Maintenance	38,238.53
Restaurant Supplies	94,533.34
Shipping, Freight & Delivery (deleted)	219.00
Supplies Expense	19,933.75
Janitorial	251.97
Total Supplies Expense	**20,185.72**

Quesadilla Gorilla, Inc.

Profit and Loss
January - December 2020

	TOTAL
Taxes ^	800.00
Total Expenses	**$678,177.65**
NET OPERATING INCOME	**$ -216,857.15**
Other Income	
Interest Earned	2.35
Other Income	61,647.45
Tips Received	94,846.83
Total Other Income	**$156,496.63**
Other Expenses	
Amortization Expense	1,297.00
Depreciation Expense	103,003.00
Total Other Expenses	**$104,300.00**
NET OTHER INCOME	**$52,196.63**
NET INCOME	**$ -164,660.52**